FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 – 1177 West Hastings Street Vancouver, B.C. V6E 4K3

Item 2.	Date of Material Change

August 24, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is August 24, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the appointment of Tom Yip as Chief Financial Officer and grants incentive stock options to certain officers and employees..

Item 5.	Full Description of Material Change

The Issuer reports the appointment of Mr. Tom S. Q. Yip as the Company’s new Chief Financial Officer, effective September 7, 2011. Mr. Yip has over 25 years of experience in all aspects of financial management including strategic planning, mergers and acquisitions, treasury and capital structure, reporting and risk management with both private and publicly traded resource companies.

Most recently, Mr. Yip served as the Chief Financial Officer for Silver Standard Resources Inc., a Canadian mining company with a substantial portfolio of silver properties in the Americas. Since 2007, he was a key member of the leadership team to transition from an exploration and development company to a producer. Prior to that, he served as the Chief Financial Officer for Asarco, LLC, a copper mining, smelting and refining company, from 2006 to 2007. He began his career in the mining industry with Echo Bay Mines Ltd., where he worked for 20 years holding various financial roles of increasing responsibility, including Principal Accounting Officer and then Chief Financial Officer, before the company merged with Kinross Gold Corporation in 2003. Mr. Yip is a Chartered Accountant and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

Mr. Yip will succeed Michael Kinley, CA, who will remain with the Company as a consultant through a transition period before leaving to pursue other opportunities. The Issuer would like to take this opportunity to thank Mr. Kinley for his many contributions to the growth of the Issuer since 2006 and to wish him success in his future endeavours.

Grant of Incentive Stock Options

The Issuer also announces that, pursuant to its 2006 Incentive Stock Option Plan, it has granted to certain officers and employees incentive stock options to purchase 650,000 common shares in the capital stock of the Issuer. The options are exercisable on or before August 24, 2016 at a price of CAD 8.07 per share and will vest as to one-third on August 23, 2011, as to one third on August 23, 2012 and as to the balance on August 23, 2013.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for a production decision to be made in respect of the Livengood Project, the potential for any production at the Livengood project, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

August 24, 2011